EXHIBIT 5.1

Barristers & Solicitors

Bay Adelaide Centre
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7

Telephone: 416.979.2211
Facsimile: 416.979.1234
goodmans.ca
May 2, 2011
Brookfield Residential Properties Inc.
Brookfield Place, Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
Dear Sirs/Mesdames:
Re: Brookfield Residential Properties Inc.
We are acting as Canadian counsel to Brookfield Residential Properties Inc. (the “Company”) in connection with the Post-Effective Amendment No. 1 on Form F-1 to Form F-4 Registration Statement, as amended or supplemented, (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “SEC”) in connection with the completion of the offering of 51,500,000 common shares issued by the Company to Brookfield Properties Corporation (“Brookfield Office Properties”), through (1) a distribution of transferable rights (the “Rights”) to purchase up to 25,235,000 of the Company’s common shares (the “Rights Offering Shares”) that will be made by Brookfield Office Properties to the common shareholders of Brookfield Office Properties other than Brookfield Asset Management Inc. (“Brookfield Asset Management”), and (2) a sale to Brookfield Asset Management under a standby commitment agreement of the number of the Rights Offering Shares that it would have been entitled to purchase if it had received its pro rata share of Rights as a shareholder under the rights distribution plus any of such Rights Offering Shares not purchased by the other shareholders under their Rights. This opinion is being delivered in connection with the Registration Statement, to which it appears as an exhibit.
We have examined and relied as to matters of fact upon such records and proceedings of the Company, the originals or copies, certified or otherwise identified to our satisfaction, of certificates of public officials and officers or directors of the Company and such other documents, and have considered such questions of law and made such other investigations, as we have deemed relevant or necessary as a basis for the opinion hereinafter expressed.
In rendering the opinions expressed herein we have assumed:
(a)	the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to authentic original documents of all documents submitted to us as certified, photostatic, notarized or true copies or facsimiles, and the authenticity of the originals of such documents;

(b)	the identity and capacity of all individuals acting or purporting to act as public officials; and

(c)	that any party to any agreement or instrument referred to herein who is a natural person has the legal capacity to enter into, execute and deliver such agreement or instrument and has not entered into, executed or delivered the same under duress or as a result of undue influence.
We have not, however, undertaken any independent investigation of any factual matter set forth in any of the foregoing.
Our opinions are given to you as of the effective date of the Registration Statement as determined by the SEC and we disclaim any obligation to advise you of any change after such date in or affecting any matter set forth herein.
The opinions hereinafter expressed relate only to the laws of the Province of Ontario and the federal laws of Canada applicable therein and are based upon legislation in effect on the date hereof.
Based upon the foregoing and subject to the qualifications set forth herein, we are of the opinion that the Rights Offering Shares have been duly authorized and, upon issuance and delivery against payment therefor in accordance with the exercise of the Rights in accordance with their terms, will be validly issued, fully paid and non-assessable.
We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the references to our firm name therein.
Yours very truly,
/s/ Goodmans LLP